UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number 1-13625
EOP OPERATING LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)
Two, North Riverside Plaza, Suite 2100
Chicago, Illinois
(312) 466-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Units

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Class A Units: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, EOP Operating Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 9, 2007	EOP OPERATING LIMITED
PARTNERSHIP

	By:	/s/ Kenneth A. Caplan

Kenneth A. Caplan
Vice President and Secretary